                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                  SCHEDULE 13D
                      Statement Under Section 13(d) of the
                         Securities Exchange Act of 1934
                                (Amendment No. 3)

                                       AND

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 4)
                               -------------------

                                    COHR INC.
                            (Name of Subject Company)

                           TCF ACQUISITION CORPORATION
                           THREE CITIES FUND II, L.P.
                          THREE CITIES OFFSHORE II C.V.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    192567105
                      (CUSIP Number of Class of Securities)
                               -------------------

              J. WILLIAM UHRIG                             Copy to:
                  PRESIDENT                       DAVID W. BERNSTEIN, ESQ.
         TCF ACQUISITION CORPORATION                 ROGERS & WELLS LLP
       C/O THREE CITIES RESEARCH, INC.                 200 PARK AVENUE
             650 MADISON AVENUE                   NEW YORK, NEW YORK 10166
          NEW YORK, NEW YORK 10022                     (212) 878-8000
               (212) 838-9660
        (Name, Address and Telephone
       Number of Person Authorized to
             Receive Notices and
          Communications on Behalf
                 of Bidder)
                               -------------------

CUSIP No. 192567105         SCHEDULES 13D AND 14D-1            Page 2 of 7 Pages


    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           THREE CITIES FUND II, L.P.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) /x/
                                                                         (b) / /

    3.       SEC USE ONLY


    4.       SOURCES OF FUNDS
                                        OO - Partner Contributions

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             / /

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE

       NUMBER OF            7.     SOLE VOTING POWER

         UNITS                                      0

      BENEFICIALLY          8.     SHARED VOTING POWER

        OWNED BY                                    0

          EACH              9.     SOLE DISPOSITIVE POWER

       REPORTING                                    0

      PERSON WITH          10.     SHARED DISPOSITIVE POWER

                                                    0

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    3,085,425

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             / /

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    48.3%

    14.      TYPE OF REPORTING PERSON

                                                    PN

CUSIP No. 192567105         SCHEDULES 13D AND 14D-1            Page 3 of 7 Pages


    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                                  THREE CITIES RESEARCH, INC.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) /X/
                                                                         (b) / /

    3.       SEC USE ONLY

    4.       SOURCES OF FUNDS
                                        Not Applicable

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             / /

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE

       NUMBER OF            7.    SOLE VOTING POWER

         UNITS                                      3,085,425

      BENEFICIALLY          8.    SHARED VOTING POWER

        OWNED BY                                    0

          EACH              9.    SOLE DISPOSITIVE POWER

       REPORTING                                    3,085,425

      PERSON WITH          10.    SHARED DISPOSITIVE POWER

                                                    0

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    3,085,425

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             / /

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    48.3%

    14.      TYPE OF REPORTING PERSON

                                                    CO

CUSIP No. 192567105          SCHEDULES 13D AND 14D-1           Page 4 of 7 Pages

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                                 THREE CITIES OFFSHORE II C.V.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) /X/
                                                                         (b) / /

    3.       SEC USE ONLY

    4.       SOURCES OF FUNDS
                                        00 - Partner Contributions

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             / /

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             NETHERLANDS ANTILLES

       NUMBER OF            7.    SOLE VOTING POWER

         UNITS                                      0

      BENEFICIALLY          8.    SHARED VOTING POWER

        OWNED BY                                    0

          EACH              9.    SOLE DISPOSITIVE POWER

       REPORTING                                    0

      PERSON WITH          10.    SHARED DISPOSITIVE POWER

                                                    0

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    3,085,425

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             / /

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    48.3%

    14.      TYPE OF REPORTING PERSON

                                                    PN

CUSIP No. 192567105          SCHEDULES 13D AND 14D-1           Page 5 of 7 Pages

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                                  TCF ACQUISITION CORPORATION

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) /X/
                                                                         (b) / /

    3.       SEC USE ONLY


    4.       SOURCES OF FUNDS
                                        Not applicable

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             / /

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE

       NUMBER OF            7.    SOLE VOTING POWER

         UNITS                                      0

      BENEFICIALLY          8.    SHARED VOTING POWER

        OWNED BY                                    0

          EACH              9.    SOLE DISPOSITIVE POWER

       REPORTING                                    0

      PERSON WITH          10.    SHARED DISPOSITIVE POWER

                                                    0

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    3,085,425

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             / /

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    48.3%

    14.      TYPE OF REPORTING PERSON

                                                    PN

         This amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by Three Cities Fund II, L.P., a Delaware limited partnership, Three Cities Offshore II C.V., a Netherlands Antilles partnership, and Three Cities Research, Inc., a Delaware corporation, on January 4, 1999, Amendment No. 1 thereto, filed on February 5, 1999, and Amendment No. 2 thereto, filed on February 19, 1999, and the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Commission on January 4, 1999, Amendment No. 1 thereto, filed on February 5, 1999, Amendment No. 2 thereto, filed on February 9, 1999, and Amendment No. 3 thereto, filed on February 19, 1999, by TCF Acquisition Corporation, a Delaware corporation (the "Purchaser"), Three Cities Fund II, L.P. and Three Cities Offshore II C.V. relating to the tender offer of the Purchaser (the "Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares") of COHR Inc., a Delaware corporation, which are not owned by the Purchaser and its stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(20) Text of press release issued by Three Cities Research, Inc. on February 19, 1999.

                                       6
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 22, 1999

                      TCF ACQUISITION CORPORATION


                      By:      /s/  J. William Uhrig*
                               -------------------------------------------------
                               J. William Uhrig
                               President


                      THREE CITIES FUND II, L.P.

                      By:      TCR Associates, L.P.,
                               its general partner

                               By:      Three Cities Research, Inc.,
                                        its general partner

                                        By:     /s/  William de Vogel*
                                                --------------------------------
                                                William de Vogel
                                                President


                      THREE CITIES OFFSHORE II C.V.

                      By:      TCR Offshore Associates, L.P.,
                               its general partner

                               By:      Three Cities Associates, N.V.,
                                        its general partner

                                        By:     /s/  J. William Uhrig*
                                                --------------------------------
                                                J. William Uhrig
                                                President



                               *By:     /s/  David W. Bernstein
                                        ----------------------------------------
                                        David W. Bernstein
                                        Attorney-in-Fact

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